                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 14D-1
                     (Amendment No. 4 -- Final Amendment)
                  TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 193

                             STARRETT CORPORATION
                           (Name of Subject Company)

                           STARTT ACQUISITION, INC.
                            STARTT ACQUISITION, LLC
                                   (Bidders)
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                        (Title of Class of Securities)
                                  885-677-11
                     (CUSIP Number of Class of Securities)

                              JONATHAN I. MAYBLUM
                           STARTT ACQUISITION, INC.
                       C/O LAWRENCE RUBEN COMPANY, INC.
                        600 MADISON AVENUE, 20TH FLOOR
                           NEW YORK, NEW YORK 10022
                            TELEPHONE: 212-980-0910

           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                  Copies To:
                            JOEL I. PAPERNIK, ESQ.
                 SQUADRON, ELLENOFF, PLESENT & SHEINFELD, LLP
                               551 FIFTH AVENUE
                           NEW YORK, NEW YORK 10176
                           TELEPHONE: (212) 661-6500

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                              AMOUNT OF FILING FEE

     $76.969.760.00                                    $15,339.35

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 6,260,960 shares of common stock, par value $1.00 per share, at a price per share of $12.25 in cash. Such number of shares represents all of the shares outstanding as of October 16, 1997.

__ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee as previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $15,339.35
Form or Registration No.:  Schedule 14D-1
Filing Party: Startt Acquisition, Inc. and Startt Acquisition, LLC. Date Filed: October 23, 1997


                                    Page 1 of 10
                          (Exhibit Index Begins on Page 10)

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1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
     (entities only)

         Startt Acquisition, Inc.      Employer Tax Id:  13-397-0392
         ------------------------------------------------------------


2)   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)_________________________________________

     (b)_____X___________________________________

3)   SEC Use Only _____________________________________________________________

4)   Sources of Funds (See Instructions)       AF, OO
                                         -----------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                 ---------------------------

6)   Citizenship or Place of Organization           New York
                                           -------------------------------

7)   Aggregate Amount Beneficially Owned by Each Reporting Person    6,103,320
                                                                   ------------

8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions) ____________________________________________________________

9)   Percent of Class Represented by Amount in Row (7)            0
                                                       ---------------------

10)  Type of Reporting Person (See Instructions)             CO
                                                 ---------------------------

                                       2

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1)   Names of Reporting Persons, I.R.S. Identification Nos. of Above Persons
     (entities only)

       Startt Acquisition, LLC                Employer Tax Id:  13-397-0393
       ------------------------------------------------------------------------

2)   Check the Appropriate Box if a Member of a Group (See Instructions)

       (a)
           --------------------------------------------------------------------
       (b)     X
           --------------------------------------------------------------------

3)   SEC Use Only _____________________________________________________________

4)   Sources of Funds (See Instructions)      AF, OO
                                         --------------------------------------

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f) _____________________________________________________________

6)   Citizenship or Place of Organization      Delaware
                                          -------------------------------------

7)   Aggregate Amount Beneficially Owned by Each Reporting Person    6,103,320
                                                                 --------------

8) Check if the Aggregate Amount in Row (7) Excludes Certain Shares (See Instructions)
                   -----------------------------------------------------------

9)   Percent of Class Represented by Amount in Row (7)      0
                                                       -----------------------

10)  Type of Reporting Person (See Instructions)           OO
                                                 -----------------------------




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         This Amendment No. 4 amends and supplements the Tender Offer Statement on Schedule 14D-1 originally filed on October 23, 1997, as previously amended (the "Statement") with respect to the tender offer by Startt Acquisition, Inc., a New York corporation (the "Purchaser") and a wholly owned subsidiary of Startt Acquisition, LLC, a Delaware limited liability company (the "Parent"), to purchase all outstanding shares of common stock, par value $1.00 per share (the "Shares") of Starrett Corporation, a New York corporation (the "Company"), at a purchase price of $12.25 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 23, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as the same may be amended or supplemented from time to time, collectively constitute the "Offer"). Pursuant to Instruction D to Schedule 14D-1, this Amendment No. 4 (the "Final
Amendment") constitutes the final amendment to the Statement.

         Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Statement.

 ITEM 2.  Identity and Background

         Item 2(a)-(d) is hereby amended and supplemented by amending Schedule II to the Offer to Purchase of the Offer to Purchase to delete BA Startt, LLC as a member of Parent and Certain Other Persons and inserting as a member of Parent and Certain Other Persons the following:

         BA STARTT, a New York general partnership.

         Controlling Persons: Jeffrey B. Citrin is the sole shareholder of Blackacre Management Corp, which is the general partner of Blackacre Capital Group, L.P., a Delaware limited partnership. Blackacre Capital Group, L.P. is one of three partners of BA Startt. The other two partners, BA Startt GP I LLC and BA Startt GP II LLC, are limited liability companies whose managing member is Blackacre Capital Group, L.P.

ITEM 4.  Source and Amount of Funds or Other Consideration

         Item 4(b)(1) is hereby amended and supplemented by adding thereto the following:

         On December 11, 1997, Purchaser entered into a Loan Agreement (the "Loan Agreement") with Credit Suisse First Boston Mortgage Capital, LLC (the "Lender"), which supersedes the commitment letter dated October 16, 1997 from Lender to Parent.. The following is a summary of the Loan Agreement, a copy of which is attached to this Schedule 14D-1 as Exhibit (b)(2) and is incorporated by reference herein. All references to and summaries of the Loan Agreement herein are qualified in their entirety by reference to the Loan Agreement.

         The Loan Agreement provides that the Lender will lend $66 million (the "Loan") to Purchaser, of which approximately $64.3 million was advanced upon the date of the Loan Agreement and the balance of which is to be advanced upon the consummation of the Merger. Parent was required to invest $17 million of equity in the Purchaser before the Lender advanced any portion of the Loan.

	 The outstanding principal amount of the Loan bears interest at a one month LIBOR rate, plus 350 basis points. Interest is payable monthly in arrears, based on the actual number of days elapsed and a 360 day calendar year. The Loan is prepayable in whole or in part at any time, provided than any partial prepayments shall be in increments of $500,000.

	 The Loan Agreement includes covenants and events of default of the type customary for such financings.

	 The Loan Agreement terminates upon the earlier of the date of the Merger or January 11, 1998. Upon consummation of the Merger , the Surviving Corporation will enter into an Amended and Restated Loan Agreement (the Amended Loan Agreement") with the Lender, pursuant to which the Surviving Corporation will assume the obligations of Purchaser under the Loan.

	 The Amended Loan Agreement and the related documents will provide (i) that the Loan will be guaranteed by Parent and the subsidiaries of the Surviving Corporation, other than those subsidiaries identified to the Lender which for regulatory or other specified reasons cannot guarantee the Loan;
(ii) that the Loan will be secured by a first priority security interest in the shares of the capital stock of, or other equity interests in, the Surviving Corporation and the present and future, direct and indirect subsidiaries, of the Surviving Corporation, other than those subsidiaries identified to the Lender, the stock or other equity interests of which for regulatory or other specified reasons cannot be pledged in favor of the Lender; and (iii) for certain required mandatory prepayments of the Loan based upon the cash flow of the Surviving Corporation and the proceeds received from certain significant asset or stock sales or similar transactions.

	 It is the present intention of Purchaser that the Loan will be repaid using the cash flow of the Surviving Corporation or the proceeds of asset or stock sales involving the Surviving Corporation or its subsidiaries (or similar transactions), although no such transactions have been negotiated.

	 In connection with the execution of the Loan Agreement, Purchaser paid the Lender a structuring advisory fee equal to 2.0% of the Loan amount or approximately $1.3 million. In addition, the Loan Agreement provides (and the Amended Loan Agreement will provide) that the Lender will receive an exit fee equal to 1.0% of the amount payable upon any prepayment (voluntary or mandatory) or at maturity.

	 In connection with the execution of the Loan Agreement, Lender and Parent entered into an agreement which grants to Lender a participation in an amount equal to 10% (subject to adjustment) of distributions received by the members of Parent. In addition, (i) the Lender has the right to put its participation right to Parent and (ii) Parent has the right to call Lender's participation right, in each case, at a price determined on the basis of an appraisal of the value of the member's interests in Parent multiplied by the percentage then applicable to Lender's participation right.

ITEM 6.  Interest in Securities of the Subject Company.

         Items 6(a) and (b) are hereby amended and supplemented by adding thereto the following:

         The Offer expired at 3:00 p.m, New York City time, on Wednesday, December 10, 1997. Pursuant to the Offer, based upon a preliminary report from the depositary, the Purchaser accepted for payment 6,103,320 Shares tendered by physical delivery and 17,007 Shares by guaranteed delivery. As a result of consummation of the Offer, excluding Shares tendered by guaranteed delivery, as to which the tendering holders have three American Stock Exchange trading days to submit certificates for, or to effect book-entry transfer of, such Shares, the Purchaser and Parent, together, beneficially own 6,086,313 Shares, which represent approximately 97.2% of the Shares currently outstanding.

         Pursuant to the Agreement and Plan of Merger, dated as of October 16, 1997, by and between Purchaser and Company (the "Merger Agreement"), the Purchaser intends to merge with and into the Company. In connection with the Merger, each issued and outstanding Share (other than Shares owned by the Purchaser, Shares with respect to which dissenters' rights have been demanded and perfected in accordance with applicable New York law and any Shares held in the treasury of the Company) shall be converted into and represent the right to receive $12.25 in cash.

ITEM 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         Item 7 is hereby amended and supplemented by adding thereto the following:



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         On December 9, 1997, the Principal Shareholders, Purchaser and Parent
entered into an amendment (the "Amendment") to the Shareholders Agreement executed by them on October 16, 1997. In the Amendment, the Principal Shareholders agreed, for the purpose of facilitating the consummation of the Offer, the Merger and the financing thereof, to provide to Purchaser certain funds for the consummation of the transactions contemplated by the Merger Agreement. The Amendment provides for such funding to be effected by an offset against the Offer Price the Principal Shareholders would otherwise receive upon consummation of the Offer (except in the case of one of the Principal Shareholders as more fully described below). The aggregate amount of the funds provided to the Purchaser is $2,700,000, or an offset of $0.8127 per Share. The Principal Shareholders, hold, in the aggregate, 3,322,220 Shares.

         Pursuant to an agreement (the "Incentive Agreement") dated November 7, 1996 between Irving R. Fischer, the President and Chief Operating Officer of the Company and a director and Principal Shareholder of the Company, on December 11, 1997, as previously approved by the Board of Directors of the Company, the Company paid to Mr. Fischer a lump sum cash payment of $1,591,446 as payment in full of its obligations to Mr. Fischer under the Incentive Agreement. Such amount is net of Mr. Fischer's pro rata share, as a Principal Shareholder, of the payment referred to above in this Item 7. The funds for such payment to Mr. Fischer were provided to the Company by the Purchaser.

ITEM 10.  Additional Information.

         Item 10(a) is hereby amended and supplemented by adding thereto the following:

         On December 9, 1997, the Principal Shareholders and the Purchaser entered into a HUD Indemnity Agreement pursuant to which the Principal Shareholders agreed to indemnify Purchaser, Parent, the Company and the Surviving Corporation, the subsidiaries of the Company and the Surviving Corporation and the respective shareholders, members, directors, officers and employees of Purchaser, Parent and the Surviving Corporation (other than any such directors, officers or employees who were directors, officers or employees of the Company or any subsidiary thereof prior to the consummation of the Offer) (collectively, the "Purchaser Indemnified Parties") from and against certain "HUD Liabilities" (as described below in this Item 10) and related expenses. The parties entered into such an agreement in order to avoid the possible delay in consummating the Offer which might have resulted had the Purchaser sought assurances from HUD (as defined below) that the Purchaser would not be responsible to HUD for any HUD Liabilities for periods prior to consummation of the Offer. The HUD Indemnity Agreement provides that the Principal Shareholders will bear in the aggregate 50% of the first $1,000,000 of HUD Liabilities and expenses and 80% of the next $3,125,000 of HUD Liabilities and expenses. Each of the Principal Shareholders are severally liable for their respective proportionate share (according to their shareholdings) of the losses for which the Purchaser Indemnified Parties are indemnified under the HUD Indemnity Agreement, except that Paul Milstein and Seymour Milstein shall be jointly and severally liable for all liabilities of the Principal Shareholders under the HUD Indemnity Agreement.

         "HUD Liabilities" are any fines or penalties paid by any Purchaser Indemnified Party to the United States Department of Housing and Urban Development ("HUD") or the New York State Division of Housing and Community Renewal ("DHCR") or other governmental entity as a result of acts of the Company or any or its subsidiaries which are determined to be in violation of statutes, laws, rules, regulations or orders relating to matters under the jurisdiction of HUD and/or DHCR.

         On December 10, 1997, at a meeting of the Board of Directors of the Company, the Board voted to decrease the size of the Board to three directors, five of the six directors of the Company resigned, and Jonathan I. Mayblum, President of Purchaser, was elected to fill one of the vacancies.

         Item 10(f) is hereby amended and supplemented by incorporating by reference therein the press release issued by Purchaser on December 10, 1997, a copy of which is filed as Exhibit (a)(11) to this Schedule 14D-1. As stated in the press release, the Expiration Date was extended from 12:00 midnight, New York City time, on December 9, 1997 to 3:00 p.m., New York City time, on December 10, 1997. In addition, Item 10(f) is hereby amended and supplemented by incorporating by reference the second press release issued by Purchaser on December 10, 1997, a copy of which is filed as Exhibit (a)(12) to the Schedule 14D-1; provided, however, that the number of Shares stated as tendered and accepted for payment is superseded by the revised number from the depository as set forth above.


                                       5

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ITEM 11.  Material to be Filed as Exhibits.

          Item 11 is hereby amended and supplemented by adding thereto the following:

         (a)(11) Text of press release issued by the Purchaser dated December 10, 1997.
         (a)(12) Text of press release issued by the Purchaser dated December 10, 1997.

         (b) (2) Loan Agreement

         (c) (8) Amendment to Shareholders Agreement dated as of December 9, 1997, among Startt Acquisition, LLC, Startt Acquisition, Inc., Paul Milstein, Henry Benach, Oded Aboodi, and certain persons and entities affiliated with them.

         (c) (9) HUD Indemnity Agreement dated as of December 9, 1997, among Startt Acquisition, Inc., Paul Milstein, Henry Benach,
                 Oded Aboodi, Irving Fischer, and certain persons and entities affiliated with them.


                                       6

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                                   SIGNATURES

         After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 15, 1997


                              STARTT ACQUISITION, INC.


                              By: /s/ Jonathan I. Mayblum
                                 ----------------------------------
                                 Name:  Jonathan I. Mayblum
                                 Title:    President


                              STARTT ACQUISITION, LLC


                              By: /s/ Jonathan I. Mayblum
                                 ----------------------------------
                                 Name:  Jonathan I. Mayblum
                                 Title:    President




                                       7

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                                 EXHIBIT INDEX

EXHIBIT                           DESCRIPTION

     (a)(11) Text of press release issued by Purchaser dated December 10, 1997.

     (a)(12) Text of press release issued by Purchaser dated December 10, 1997.

     (b) (2) Loan Agreement

     (c) (8) Amendment to Shareholders Agreement dated as of December 9, 1997, among Startt Acquisition, LLC, Startt Acquisition, Inc., Paul Milstein, Henry Benach, Oded Aboodi, and certain persons and entities affiliated with them.

     (c)(9) HUD Indemnity Agreement dated as of December 9, 1997, among Startt Acquisition, Inc., Paul Milstein, Henry Benach, Oded Aboodi, Irving Fischer, and certain persons and entities affiliated with them.

                                        8